SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                                BLOCKBUSTER INC.
                                ----------------
                                (Name of Issuer)

                 Class B Common Stock, $0.01 Par Value Per Share
                 -----------------------------------------------
                         (Title of Class of Securities)

                                   093679 10 8
                                  ------------
                                 (CUSIP Number)

                                December 31, 1999
              -----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

      Check the  appropriate  box to designate  the rule  pursuant to which this
Schedule is filed:

                  / / Rule 13d-1(b)

                  / / Rule 13d-(c)

                  /X/ Rule 13d-1(d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the following pages)

CUSIP NO. 093679 10 8

(1)   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
      Viacom International Inc.
      --------------------------------------------------------------------------
      I.R.S. Identification No. 13-3844753
      --------------------------------------------------------------------------

(2)   Check the Appropriate Box if a Member of Group (See Instructions)

/ /   (a) ______________________________________________________________________
/ /   (b) ______________________________________________________________________

(3)   SEC Use Only _____________________________________________________________

(4)   Citizenship or Place of Organization                         Delaware
                                                               -----------------
---------------------
Number of                  (5)      Sole Voting Power               0
  Shares                                                       -----------------
Beneficially               (6)      Shared Voting Power             144,000,000*
 Owned by                                                      -----------------
   Each                    (7)      Sole Dispositive Power          0
Reporting                                                      -----------------
Person With                (8)      Shared Dispositive Power        144,000,000
                                                               -----------------
---------------------

(9)   Aggregate Amount Beneficially Owned by Each Reporting Person

                                    144,000,000*
      --------------------------------------------------------------------------

(10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions) _______________________________________________________

(11)  Percent of Class Represented by Amount in Row (9)
                                    100%
      --------------------------------------------------------------------------

(12)  Type of Reporting Person (See Instructions)           CO
                                                  ------------------------------

      (*each share of Class B Common stock is entitled to five votes per share; each share of Class A Common stock, of which the Reporting Persons own no shares, is entitled to one vote per share)

 CUSIP NO. 093679 10 8

(1)   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
      SUMNER M. REDSTONE
      --------------------------------------------------------------------------
      S.S. No.
      --------------------------------------------------------------------------

(2)   Check the Appropriate Box if a Member of Group (See Instructions)

/ /   (a) ______________________________________________________________________
/ /   (b) ______________________________________________________________________

(3)   SEC Use Only

(4)   Citizenship or Place of Organization                         United States
                                                                   -------------
---------------------
Number of                  (5)      Sole Voting Power               0
  Shares                                                       -----------------
Beneficially               (6)      Shared Voting Power             144,000,000*
 Owned by                                                      -----------------
   Each                    (7)      Sole Dispositive Power          0
Reporting                                                      -----------------
Person With                (8)      Shared Dispositive Power        144,000,000
                                                               -----------------
---------------------

(9)   Aggregate Amount Beneficially Owned by Each Reporting Person

                                    144,000,000*
      --------------------------------------------------------------------------
(10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions) _______________________________________________________

(11)  Percent of Class Represented by Amount in Row (9)
                                    100%
      --------------------------------------------------------------------------

(12)  Type of Reporting Person (See Instructions)           IN
                                                 -------------------------------

      (*each share of Class B Common stock is entitled to five votes per share; each share of Class A Common stock, of which the Reporting Persons own no shares, is entitled to one vote per share)

Item 1. Identity of Issuer

      This Statement on Schedule 13G is filed by the undersigned with respect to the Class B Common Stock, par value $0.01 per share (the "Class B Common Stock"), of Blockbuster Inc. (the "Issuer"). The Issuer's principal executive offices are located at 1201 Elm Street, Dallas, Texas 75270.

Item 2. Identity of Reporting Persons and Background

      This Statement is filed on behalf of Viacom International Inc. ("Viacom International") and Viacom Inc. ("Viacom"), each a Delaware corporation ("BVI") with a principal address of 1515 Broadway, New York, New York 10036; NAIRI, Inc., a Delaware corporation ("NAIRI") and National Amusements, Inc., a Maryland corporation ("NAI") and Mr. Sumner M. Redstone, an individual, each with a principal address of 200 Elm Street, Dedham, Massachusetts 02026 (collectively, the "Reporting Persons").

      Viacom International is a wholly owned subsidiary of Viacom. Approximately 67.7% of Viacom's voting stock is owned by NAIRI, which in turn is a wholly owned subsidiary of NAI; Mr. Sumner M. Redstone is the controlling shareholder, Chairman and Chief Executive Officer of NAI and Viacom, and the controlling shareholder, Chairman and President of NAIRI.

Item 3. If this Statement is filed pursuant to ss.240.13d-1(c) check this box / /.

Item 4.  Ownership.

      Each of Viacom International, Viacom, NAIRI, NAI and Mr. Sumner M. Redstone beneficially owns the one hundred forty four million (144,000,000) shares of Class B Common Stock reported hereunder, representing 100% of the outstanding shares of Class B Common Stock. Each share of Class B Common Stock held by Viacom International or any of its affiliates may be converted into a share of the Issuer's Class A Common Stock, par value $0.01 per share (the "Class A Common Stock") at such holder's option; under certain circumstances, such Class B Common Stock converts automatically into Class A Common Stock. At December 31, 1999, there were 31,002,666 shares of Class A Common Stock outstanding.

      Holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to five votes per share.

      Due to the relationship of the Reporting Persons described in Item 2 hereof, each of the Reporting Persons may be deemed to share with each of the other Reporting Persons power (i) to vote or direct the vote and (ii) to dispose or to direct the disposition of the shares of Class B Common Stock covered by this Statement.

Item 5. Ownership of Five Percent or Less of a Class.

        Not Applicable

Item 6. Ownership of Five Percent on Behalf of Another Person.

        See Items 2 and 4 hereof

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

        Not Applicable

Item 8. Identification and Classification of Members of the Group.

        Not Applicable

Item 9. Notice of Dissolution of Group.

        Not Applicable

Item 10. Certifications.

      By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(f)(1), we agree that this statement is filed on behalf of each of us.

Date:  February 14, 2000                        VIACOM INTERNATIONAL INC.


                                                By:      /s/ Michael D. Fricklas
                                                         -----------------------
                                                         Michael D. Fricklas
                                                         Senior Vice President,
                                                         General Counsel

                                                VIACOM INC.

                                                By:      /s/ Michael D. Fricklas
                                                         -----------------------
                                                         Michael D. Fricklas
                                                         Senior Vice President,
                                                         General Counsel

                                                NAIRI, INC.

                                                By:      /s/ Sumner M. Redstone
                                                         -----------------------
                                                         Sumner M. Redstone
                                                         Chairman and President

                                                NATIONAL AMUSEMENTS, INC.

                                                By:      /s/ Sumner M. Redstone
                                                         -----------------------
                                                         Sumner M. Redstone
                                                         Chairman and
                                                         Chief Executive Officer

                                                By:      /s/ Sumner M. Redstone
                                                         -----------------------
                                                         Sumner M. Redstone,
                                                         Individually